UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   Form 10-SB

   General Form for Registration of Securities of Small Business Issuers Under
           Section 12(b) or (g) of the Securities Exchange Act of 1934


                          VICTORY DIVIDE MINING COMPANY
        (Exact name of small business issuer as specified in its charter)


                  Nevada                                       20-4136884
          (State of incorporation)                      (IRS Employer ID Number)


      211 West Wall Street, Midland, Texas                     79701-4556
(Address of principal executive offices)                       (Zip Code)


                                 (432) 682-1761
                         (Registrant's telephone number)


    Securities to be registered under Section 12(b) of the Exchange Act: None


      Securities to be registered under Section 12(g) of the Exchange Act:

                         Common Stock: $0.001 par value
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                                TABLE OF CONTENTS

Items                                                                       Page
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PART 1 CAUTION REGARDING FORWARD-LOOKING STATEMENTS                            4

ITEM 1 DESCRIPTION OF BUSINESS                                                 4
General                                                                        4
Competition                                                                    5
Employees                                                                      5
Risk Factors                                                                   5
Limited Operating History makes Potential Difficult to Assess                  5
There is no Agreement for a Business Combination and No Minimum Requirements
for a Business Opportunity                                                     5
No Assurance of Success or Profitability                                       6
Type of Business Acquired                                                      6
Lack of Diversification                                                        6
Only One Director and Officer                                                  6
Dependence upon Management; Limited Participation of Management                6
Conflicts of Interest                                                          7
Possible Need for Additional Financing                                         7
Dependence upon Outside Advisors                                               7
Regulation of Penny Stocks                                                     7
There many be a Scarcity of and/or Significant Competition For Business
Opportunities and Combinations                                                 8
Reporting Requirements may Delay or Preclude Acquisition                       8
Lack of Market Research or Marketing Organization                              9
Probable Change in Control of the Company and/or Management                    9
Possible Dilution or Value of Shares upon Business Combination                 9
No Public Market Exists                                                        9
Registration of Shares is Required                                             9
Blue Sky Considerations                                                        9
Additional Risk doing Business in a Foreign Country                           10
Taxation                                                                      10

ITEM 2 MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION              10
General                                                                       10
Results of Operations                                                         10
Plan of Business                                                              11
Management                                                                    12
 Investigation and Selection of Business Opportunities                        12
Form of Acquisitions                                                          14
Liquidity and Capital Resources                                               15

ITEM 3 DESCRIPTION OF PROPERTY                                                15

ITEM 4 SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT       16

ITEM 5 DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS           16
Biographical Information                                                      16
Indemnification of Officers and Directors                                     17
Prior Sell Company Involvement                                                17
Recent Shell Companies                                                        17
Involvement on Certain Material Proceedings During the Past Five Years        19

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ITEM 6 EXECUTIVE COMPENSATION                                                 19

ITEM 7 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                         19
Conflicts of Interest                                                         19

ITEM 8 DESCRIPTION OF SECURITIES                                              20
Common Stock                                                                  20
Preferred Stock                                                               21
Trading of Securities in Secondary Market                                     21
Transfer Agent                                                                21

PART II                                                                       21
ITEM 1 MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON STOCK AND
OTHER STOCKHOLDER MATTERS                                                     21
Market Price                                                                  21
Option, Warrants and other Equity Items                                       21
Holders                                                                       21
Dividends                                                                     21
Events Related to the Registration of the Company's Securities                21

ITEM 2 LEGAL PROCEEDINGS                                                      22

ITEM 3 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS                          22

ITEM 4 RECENT SALES OF UNREGISTERED SECURITIES                                22

ITEM 5 INDEMNIFICATION OF DIRECTORS AND OFFICERS                              22

PART F/S FINANCIAL STATEMENTS                                                 23

PART III                                                                      40
ITEM 1 INDEX TO EXHIBITS                                                      40

Exhibit 3i.1  Restated Articles of Incorporation
        3ii.1 By-Laws

                                       3
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                                     PART I

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements contained in this Form 10-SB, other than statements of historical facts, that address future activities, events or developments are forward-looking statements, including, but not limited to, statements containing the words "believe," "anticipate," "expect" and words of similar import. These statements are based on certain assumptions and analyses made by us in light of our experience and our assessment of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate under the circumstances. However, whether actual results will conform to the expectations and predictions of management is subject to a number of risks and uncertainties that may cause actual results to differ materially. Such risks include, among others, the following: international, national and local general economic and market conditions: our ability to sustain, manage or forecast our growth; raw material costs and availability; new product development and introduction; existing government regulations and changes in, or the failure to comply with, government regulations; adverse publicity; competition; the loss of significant customers or suppliers; fluctuations and difficulty in forecasting operating results; changes in business strategy or development plans; business disruptions; the ability to attract and retain qualified personnel; the ability to protect technology; and other factors referenced in this filing.

Consequently, all of the forward-looking statements made in this Form 10-SB are qualified by these cautionary statements and there can be no assurance that the actual results anticipated by management will be realized or, even if substantially realized, that they will have the expected consequences to or effects on our business operations. As used in this Form 10-SB, unless the context requires otherwise, "we" or "us" or the "Company" means Victory Divide Mining Company.

                                     ITEM 1
                             DESCRIPTION OF BUSINESS

GENERAL

Victory Divide Mining Company (Company) was originally incorporated on May 26, 1921 under the laws of the State of Nevada. The Company's original Articles of Incorporation were oriented toward mining operations; however, the company's Articles of Incorporation were restated and amended on June 29, 2006 to reflect the Company's current objective to find a merger partner.

The Company's common stock traded on the San Francisco Mining Exchange and on the over the counter market. The Company did operate a number of mining properties; however, the Company became unable to capitalize in 1980 and became inactive and trading in the Company's common stock ceased at that time.

The Company has had no operations assets or liabilities since 1980 and accordingly may now be deemed to be a "blank check" or shell company that is, a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or other acquisition with an unidentified company or companies, or other entity or person.

The Company is filing this Registration Statement on Form 10-SB to register the eligible issued and outstanding shares of the Company's common stock as issued by the Company. It is the SEC's position that securities issued by a "shell" company cannot be sold under the exemption from registration provided by Rule 144 promulgated under the Securities Act of 1933 (the "Act"), but must be registered under the Act. Any other securities issued to individuals in the capacity of management, affiliates, control persons and promoters will also be registered with the SEC prior to resale and shall be issued with appropriate restricted legend to reflect the registration requirements.

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The Company's current principal  business activity is to seek a suitable reverse acquisition candidate through acquisition, merger or other suitable business combination method. As a "reporting company," the Company may be more attractive to a private acquisition target because its common stock may thereby be quoted on the OTC Bulletin Board. As a result of filing this Registration Statement, the Company is obligated to file with the Securities and Exchange Commission (the "Commission") certain interim and periodic reports including an annual report containing audited financial statements. The Company anticipates that it will continue to file such reports as required under the Exchange Act. Shell corporations have zero or nominal assets and typically no stated or contingent liabilities. Private companies wishing to become publicly trading may wish to merge with a shell corporation through a reverse merger or reverse acquisition transaction whereby the shareholders of the private company become the majority of the shareholders of the combined company. The private company may purchase for cash all or a portion of the common shares of the shell corporation from its major stockholders. Typically, the Board and officers of the private company become the new Board and officers of the combined Company and often the name of the private company becomes the name of the combined entity.

COMPETITION

The Company expects to encounter substantial competition in its efforts to locate attractive business combination opportunities. The competition may in part come from business development companies, venture capital partnerships and corporations, small investment companies, brokerage firms, and the like. Some of these types of organizations are likely to be in a better position than the Company to obtain access to attractive business acquisition candidates either because they have greater experience, resources and managerial capabilities than the Company, because they are able to offer immediate access to limited amounts of cash, or for a variety of other reasons. The Company also will experience competition from other public companies with similar business purposes, some of which may also have funds available for use by an acquisition candidate.

EMPLOYEES

The Company currently has no employees. Management of the Company expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities.

RISK FACTORS

The Company's business and plan of operation is subject to numerous risk factors, including, but not limited to, the following:

LIMITED OPERATING HISTORY MAKES POTENTIAL DIFFICULT TO ASSESS

The Company has had no operating history nor any revenues or earnings from operations since 1980. The Company has no assets or financial resources. The Company will, in all likelihood, continue to sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This will most likely result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a target company. There is no assurance that the Company can identify such a target company and consummate such a business combination.

THERE IS NO AGREEMENT FOR A BUSINESS COMBINATION AND NO MINIMUM REQUIREMENTS FOR A BUSINESS COMBINATION

The Company has no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity. There can be no assurance that the Company will be successful in identifying and evaluating

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suitable  business  opportunities  or in concluding a business  combination.  No particular industry or specific business within an industry has been selected for a target company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company.

NO ASSURANCE OF SUCCESS OR PROFITABILITY

There is no assurance that the Company will acquire a favorable business opportunity. Even if the Company should become involved in a business opportunity, there is no assurance that it will generate revenues or profits, or that the market price of the Company's outstanding shares will be increased thereby.

TYPE OF BUSINESS ACQUIRED

The type of business to be acquired may be one that desires to avoid effecting its own public offering and the accompanying expense, delays, uncertainties, and federal and state requirements which purport to protect investors. Because of the Company's limited capital, it is more likely than not that any acquisition by the Company will involve other parties whose primary interest is the acquisition of control of a publicly traded Company. Moreover, any business opportunity acquired may be currently unprofitable or present other negative factors.

LACK OF DIVERSIFICATION

Because of the limited financial resources that the Company has, it is unlikely that the Company will be able to diversify its acquisitions or operations. The Company's probable inability to diversify its activities into more than one area will subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

ONLY ONE DIRECTOR AND OFFICER

Because management consists of only one person, while seeking a business combination, Glenn A. Little, the Company's President, will be the only person responsible in conducting the day-to-day operations of the Company. The Company does not benefit from multiple judgments that a greater number of directors or officers would provide, and the Company will rely completely on the judgment of its one officer and director when selecting a target company. Mr. Little anticipates devoting only a limited amount of time per month to the business of the Company. Mr. Little has not entered into a written employment agreement with the Company and he is not expected to do so. The Company does not anticipate obtaining key man life insurance on Mr. Little. The loss of the services of Mr. Little would adversely affect development of the Company's business and its likelihood of continuing operations.

DEPENDENCE UPON MANAGEMENT; LIMITED PARTICIPATION OF MANAGEMENT

The Company will be entirely dependant upon the experience of its officer and director in seeking, investigating, and acquiring a business and in making decisions regarding the Company's operations. Because investors will not be able to evaluate the merits of possible future business acquisitions by the Company, they should critically assess the information concerning the Company's officers and directors. (See Management.)

                                       6
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CONFLICTS OF INTEREST

Certain conflicts of interest exist between the Company and its officer and director. He has other business interests to which he currently devotes attention and is expected to continue to do so. As a result, conflicts of interest may arise that can be resolved only through his exercise of judgment in a manner which is consistent with his fiduciary duties to the Company. (See Management, Conflicts of Interest.)

It is anticipated that the Company's principal shareholder may actively negotiate or otherwise consent to the purchase of a portion of his common stock as a condition to, or, in connection with, a proposed merger or acquisition transaction. In this process, the Company's principal shareholders may consider his own personal pecuniary benefit rather than the best interest of other Company shareholders. Depending upon the nature of a proposed transaction, Company shareholder other than the principal shareholders may not be afforded the opportunity to approve or consent to a particular transaction.

POSSIBLE NEED FOR ADDITIONAL FINANCING

The Company has very limited funds, and such funds, may not be adequate to take advantage of any available business opportunities. Even if the Company's currently available funds prove to be sufficient to pay for its operations until it is able to acquire an interest in, or complete a transaction with, a business opportunity, such funds will clearly not be sufficient to enable it to exploit the opportunity. Thus, the ultimate success of the Company will depend, in part, upon its availability to raise additional capital. In the event that the Company requires modest amounts of additional capital to fund its operations until it is able to complete a business acquisition or transaction, such funds, are expected to be provided by the principal shareholder. However, the Company has not investigated the availability, source, or terms that might govern the acquisition of the additional capital which is expected to be required in order to exploit a business opportunity, and will not do so until it has determined the level of need for such additional financing. There is no assurance that additional capital will be available from any source or, if available, that it can be obtained on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its modest capital.

DEPENDENCE UPON OUTSIDE ADVISORS

To supplement the business experience of its officer and director, the Company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The selection of any such advisors will be made by the Company's officer, without any input by shareholders. Furthermore, it is anticipated that such persons may be engaged on an as needed basis without a continuing fiduciary or other obligation to the Company. In the event the officer of the Company considers it necessary to hire outside advisors, he may elect to hire persons who are affiliates, if those affiliates are able to provide the required services.

REGULATION OF PENNY STOCKS

The Commission has adopted a number of rules to regulate "penny stocks." Because the securities of the Company may constitute "penny stocks" within the meaning of the rules (as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, largely traded in the National Association of Securities Dealers' (NASD) OTC Bulletin Board or the "Pink Sheets", the rules would apply to the Company and to its securities. The Commission has adopted Rule 15g-9 which established sales practice requirements for certain low price securities. Unless the transaction is exempt, it shall be unlawful for a broker or dealer to sell a penny stock to, or to effect the purchase of a penny stock by, any person unless prior to the transaction: (i) the broker or dealer has approved the person's account for transactions in penny stock pursuant to this rule and (ii) the broker or dealer has received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stock, the broker or dealer must: (a) obtain from the person information concerning the person's financial situation, investment experience, and investment objectives; (b) reasonably

                                       7
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determine  that  transactions  in penny stock are suitable for that person,  and that the person has sufficient knowledge and experience in financial matters that the person reasonably may be expected to be capable of evaluating the risks of transactions in penny stock; deliver to the person a written statement setting forth the basis on which the broker or dealer made the determination (i) stating in a highlighted format that it is unlawful for the broker or dealer to affect a transaction in penny stock unless the broker or dealer has received, prior to the transaction, a written agreement to the transaction from the person; and (ii) stating in a highlighted format immediately preceding the customer signature line that (iii) the broker or dealer is required to provide the person with the written statement; and (iv) the person should not sign and return the written statement to the broker or dealer if it does not accurately reflect the person's financial situation, investment experience, and investment objectives; and (c) receive from the person a manually signed and dated copy of the written statement. It is also required that disclosure be made as to the
risks  of  investing  in  penny  stock  and  the  commissions   payable  to  the
broker-dealer, as well as current price quotations and the remedies and rights available in cases of fraud in penny stock transactions. Statements, on a monthly basis, must be sent to the investor listing recent prices for the Penny Stock and information on the limited market. Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few
broker-dealers   that  are  often  related  to  the  promoter  or  issuer;  (ii)
manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid ask differential and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

THERE MAY BE A SCARCITY OF AND/OR SIGNIFICANT COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS

The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete in seeking merger or acquisition candidates with other public shell companies, some of which may also have funds available for use by an acquisition candidate.

REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION

Pursuant to the requirements of Section 13 of the Exchange Act, the Company is required to provide certain information about significant acquisitions including audited financial statements of the acquired company. These audited financial statements must be furnished within 4 days following the effective date of a business combination. Obtaining audited financial statements are the economic responsibility of the target company. The additional time and costs that may be incurred by some potential target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. When a non-reporting company becomes the successor of a reporting company by merger, consolidation, exchange of securities, and acquisition of assets or otherwise, the successor company is required to provide in a Current Report on Form 8-K the same kind of information that would appear in a Registration Statement or an Annual Report on Form 10-KSB, including audited and pro forma financial statements. The Commission treats these Form 8-K filings in

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the same way it treats the  Registration  Statements on Form 10-SB filings.  The
Commission subjects them to its standards of review selection, and the Commission may issue substantive comments on the sufficiency of the disclosures
represented.   If  the  Company  enters  into  a  business  combination  with  a non-reporting company, such non-reporting company will not receive reporting status until the Commission has determined that it will not review the 8-K filing or all of the comments have been cleared by the Commission.

LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION

The Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. In the event demand exists for a transaction of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

PROBABLE CHANGE IN CONTROL OF THE COMPANY AND/OR MANAGEMENT

In conjunction with completion of a business acquisition, it is anticipated that the Company will issue an amount of the Company's authorized but unissued common stock that represents the greater majority of the voting power and equity of the Company, which will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. As a condition of the business combination agreement, the current shareholder of the Company may agree to sell or transfer all or a portion of the Company's common stock he owns so to provide the target company with all or majority control. The resulting change in control of the Company will likely result in removal of the present officer and director of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

POSSIBLE DILUTION OF VALUE OF SHARES UPON BUSINESS COMBINATION

A business combination normally will involve the issuance of a significant number of additional shares. Depending upon the value of the assets acquired in such business combination, the per share value of the Company's common stock may increase or decrease, perhaps significantly.

NO PUBLIC MARKET EXISTS

There is currently no public market for the Company's common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in theses securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the sales proceeds.

REGISTRATION OF SHARES IS REQUIRED

It is the SEC's position that securities issued by a "shell" company cannot be sold under the exemption from registration provided by Rule 144 promulgated under the Securities Act of 1933 (the "Act"), but must be registered under the Securities Act of 1933. Any other securities issued to individuals in the capacity of management, affiliates, control persons and promoters will also be registered with the SEC prior to resale and shall be issued with appropriate restricted legend to reflect the registration requirements. The Company will make appropriate provisions under the Securities Act of 1933 to register the Company's shares for resale."

BLUE SKY CONSIDERATION

Because the securities registered hereunder have not been registered for resale under the Blue Sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future,

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
should be aware, that there may be significant state Blue Sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one.

ADDITIONAL RISKS DOING BUSINESS IN A FOREIGN COUNTRY

The Company may effectuate a business combination with a merger target whose business operations or even headquarters, place of formation or primary place of business are located outside the United States of America. In such event, the Company may face the significant additional risks associated with doing business in that country. In addition to the language barriers, different presentations of financial information, different business practices, and other cultural differences and barriers that may make it difficult to evaluate such a merger target, ongoing business risks result from the international political situation, uncertain legal systems and applications of law, prejudice against foreigners, corrupt practices, uncertain economic policies and potential political and economic instability that may be exacerbated in various foreign countries.

TAXATION

Federal and state tax consequences will, in all likelihood, be major considerations in any business combination that the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

                                     ITEM 2
            MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

GENERAL

Victory Divide Mining Company (Company) was incorporated on May 26, 1921 in Nevada with the purpose of the exploration and development of mining properties. The Company operated a number of properties, but was not successful and unable to attract additional capital for continued operations. All operations ceased in the 1980 and the company became a public "shell". Since 1980 the Company has had virtually no operations, assets or liabilities.

On June 29, 2006, the Company restated its Articles of Incorporation and By-Laws and modified the Company's capital structure to allow for the issuance of up to 100,000,000 shares of $0.001 par value common stock and up to 50,000,000 shares of $0.001 par value preferred stock.

On June 30, 2006, the Company converted an outstanding note in the amount of $20,000 payable to Glenn A. Little, the Company's sole officer and director into 20,000,000 shares of restricted common stock. This conversion made Mr. Little the majority stockholder of the Company

The Company's current principal business activity is to seek a suitable reverse acquisition candidate through acquisition, merger or other suitable business combination method.

RESULTS OF OPERATIONS

The Company had no revenue for the either of the years ended December 31, 2005 or 2004, respectively. General and administrative expenses for the years ended December 31, 2005 and 2004 were approximately $5,485 and $0, respectively. These expenses were directly related to the payment of fees to the Secretary of State of the State of Nevada

The Company had no revenue for the years ended December 31, 2005 and 2004 and for each of the three months ended March 31, 2006, and 2005, respectively.

General and administrative expenses for the years ended December 31, 2005 and 2004 and for the respective three months ended March 31, 2006, and 2005 were nominal. It is anticipated that future expenditure levels will increase as the Company intends to fully comply with its periodic reporting requirements. Earnings per share for the respective years ended December 31, 2004 and 2005 were $0.00 and $0.00 based on the weighted-average shares issued and outstanding at the end of each respective year.

The Company does not expect to generate any meaningful revenue or incur operating expenses for purposes other than fulfilling the obligations of a reporting company under the Securities Exchange Act of 1934.

At December 31, 2005 and December 31, 2004, respectively, the Company had working capital of $(5485) and $0 respectively.

It is the intent of management and significant stockholders to provide sufficient working capital necessary to support and preserve the integrity of the corporate entity. However, there is no legal obligation for either management or significant stockholders to provide additional future funding. Should this pledge fail to provide financing, the Company has not identified any alternative sources. Consequently, there is substantial doubt about the Company's ability to continue as a going concern.

The Company's need for capital may change dramatically as a result of any business acquisition or combination transaction. There can be no assurance that the Company will identify any such business, product, technology or company suitable for acquisition in the future. Further, there can be no assurance that the Company would be successful in consummating any acquisition on favorable terms or that it will be able to profitably manage the business, product, technology or company it acquires.

PLAN OF BUSINESS

The Company's current purpose is to seek, investigate and, if such investigation warrants, merge or acquire an interest in business opportunities presented to it by persons or companies who or which desire to seek the perceived advantages of a Securities Exchange Act of 1934 registered corporation. As of the date of this registration statement, the Company has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition, and neither the Company's officer and director nor any promoter and affiliate has engaged in any negotiations with any representatives of the owners of any business or company regarding the possibility of a merger or acquisition between the Company and such other company.

Pending negotiation and consummation of a combination, the Company anticipates that it will have, aside from carrying on its search for a combination partner, no business activities, and, thus, will have no source of revenue. Should the Company incur any significant liabilities prior to a combination with a private company, it may not be able to satisfy such liabilities as are incurred. If the Company's management pursues one or more combination opportunities beyond the preliminary negotiations stage and those negotiations are subsequently terminated, it is foreseeable that such efforts will exhaust the Company's ability to continue to seek such combination opportunities before any successful combination can be consummated. In that event, the Company's common stock will become worthless and holders of the Company's common stock will receive a nominal distribution, if any, upon the Company's liquidation and dissolution.

MANAGEMENT

The Company is in the development stage and currently has no full time employees. Glenn A. Little is the Company's sole officer, director, and controlling shareholder. All references herein to management of the Company are to Mr. Little. Mr. Little, as president of the Company, has agreed to allocate a limited portion of his time to the activities of the Company after the effective date of this Registration Statement without compensation. Potential conflicts may arise with respect to the limited time commitment by Mr. Little and the potential demands of the Company's activities. See Item 7, "Certain Relationships and Related Transactions. Conflicts of Interest." The amount of time spent by Mr. Little on the activities of the Company is not predictable. Such time may vary widely from an extensive amount when reviewing a target company to an essentially quiet time when activities of management focus elsewhere, or some amount in between. It is impossible to predict with any precision the exact amount of time Mr. Little will actually be required to spend to locate a suitable target company. Mr. Little estimates that the business plan of the Company can be implemented by devoting less than 5 hours per month but such figure cannot be stated with precision.

INVESTIGATION AND SELECTION OF BUSINESS OPPORTUNITIES

To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other Company's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, the perceived benefit the business opportunity will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of a variety of factors, including, but not limited to, the possible need to expand substantially, shift marketing approaches, change product emphasis, change or substantially augment management, raise capital and the like.

It is anticipated that the Company will not be able to diversify, but will essentially be limited to the acquisition of one business opportunity because of the Company's limited financing. This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase the Company's securities.

Certain types of business acquisition transactions may be completed without any requirement that the Company first submit the transaction to the stockholders for their approval. In the event the proposed transaction is structured in such a fashion that stockholder approval is not required, holders of the Company's securities (other than principal stockholders holding a controlling interest) should not anticipate that they will be provided with financial statements or any other documentation prior to the completion of the transaction. Other types of transactions may require prior approval of the stockholders. In the event a proposed business combination or business acquisition transaction requires stockholder approval, the Company will be required to prepare a Proxy or Information Statement describing the proposed transaction, file it with the Securities and Exchange Commission for review and approval, and mail a copy of it to all Company stockholders prior to holding a stockholders meeting for purposes of voting on the proposal. Minority shareholders may have the right, buy usually do not, in the event the transaction is approved by the required number of stockholders, to exercise statutory dissenter's rights and elect to be paid the fair value of their shares.

The analysis of business opportunities will be undertaken by or under the supervision of the Company's officers and directors, none of whom are professional business analysts (See Management). Although there are no current plans to do so, Company management may hire an outside consultant to assist in the investigation and selection of business opportunities, and may pay a finder's fee. Since Company management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or the total amount of fees that may be paid. However, due to the limited resources of the Company, it is likely that any such fee the Company agrees to pay would be paid in stock and not in cash.

In analyzing potential business opportunities, Company management anticipates that it will consider, among other things, the following factors: potential for growth and profitability indicated by new technology, anticipated market expansion, or new products; the Company's perception of how any particular business opportunity will be received by the investment community and by the Company's stockholders; whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming, sufficient to enable the securities of the Company to qualify for listing on an exchange or on a national automated securities quotation system, such as NASDAQ, so as to permit the trading of such securities to be exempt from the requirements of Rule 15g-9 adopted by the Securities and Exchange Commission (See Risk Factors. The Company, Regulations of Penny Stocks).

Possible merger companies will be examined bases on competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole; strength and diversity of existing management or management prospects that are scheduled for recruitment; the cost of participation by the Company as compared to the perceived tangible and intangible values and potential; and the accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items. In regard to the possibility that the shares of the Company would qualify for listing on NASDAQ, the current standards for initial listing include, among other requirements, that the Company (1) have net tangible assets of at least $4.0 million, or a market capitalization of $50.0 million, or net income of not less that $0.75 million in its latest fiscal year or in two of the last three fiscal years; (2) have a public float (i.e., shares that are not held by any officer, director or 10% stockholder) of at least 1.0 million shares; (3) have a minimum bid price of at least $4.00; (4) have at least 300 round lot stockholders (i.e., stockholders who own not less than 100 shares); and (5) have an operating history of at least one year or have a market capitalization of at least $50.0 million. Many, and perhaps most, of the business opportunities that might be potential candidates for a combination with the Company would not satisfy the NASDAQ listing criteria. No one of the factors described above will be controlling in the selection of a business opportunity, and management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Potential investors must recognize that, because of the Company's limited capital available for investigation and management's limited experience in business analysis, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

The Company is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more. Prior to making a decision to participate in a business opportunity, the Company will generally request that it be provided with written materials regarding the business opportunity containing as much relevant information as possible, including, but not limited to, such items as a description of products, services and Company history; management resumes; financial information; available projections with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such Company and its affiliates during the relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements and the like. As part of the Company's investigation, the Company's executive officers and directors may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

It is possible that the range of business opportunities that might be available for consideration by the Company could be limited by the impact of Securities and Exchange Commission regulations regarding purchase and sale of penny stocks. The regulations would affect, and possibly impair, any market that might develop in the Company's securities until such time as they qualify for listing on NASDAQ or on an exchange which would make them exempt from applicability of the penny stock regulations. (See Risk Factors Regulation of Penny Stocks) Company management believes that various types of potential merger or acquisition candidates might find a business combination with the Company to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current stockholders, acquisition candidates which have long term plans for raising capital through public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates, which have a need for an immediate cash infusion, are not likely to find a potential business combination with the Company to be an attractive alternative.

FORM OF ACQUISITION

It is impossible to predict the manner in which the Company may participate in a business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of the Company and the promoters of the opportunity and, upon the basis of the review and the relative negotiating strength of the Company and such promoters, the legal structure or method deemed by management to be suitable will be selected. Such structure may include, but is not limited to leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. The Company may act directly or indirectly through an interest in a partnership, corporation or other form of organization. Implementing such structure may require the merger, consolidation or reorganization of the Company with other corporations or forms of business organization. In addition, the present management and stockholders of the Company most likely will not have control of a majority of the voting stock of the Company following a merger or reorganization transaction. As part of such a transaction, the Company's existing directors may resign and new directors may be appointed without any vote by stockholders.

It is likely that the Company will acquire its participation in a business opportunity through the issuance of Common Stock or other securities of the Company. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a B tax free reorganization under the Internal Revenue Code of 1986 as amended, depends upon the issuance to the stockholders of the acquired Company of a controlling interest (i.e., 80% or more) of the common stock of the combined entities immediately following the reorganization.

If a transaction were structured to take advantage of these provisions provided under the Internal Revenue Code, the Company's current stockholders would retain in the aggregate 20% or less of the total issued and outstanding shares. This could result in substantial additional dilution in the equity of those who were stockholders of the Company prior to such reorganization. Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in the Company by the current officers, directors and principal stockholders.

It is anticipated that any new securities issued in any reorganization would be issued in reliance upon one or more exemptions from registration under applicable federal and state securities laws to the extent that such exemptions are available. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated or under certain conditions at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that might develop in the Company's securities may have a depressive effect upon such market.

The Company will participate in a business opportunity only after the negotiation and execution of a written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

As a general matter, the Company anticipates that it, and/or its principal stockholders will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable. Neither the Company nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specific grounds.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs incurred in the related investigation would not be recoverable.

LIQUIDITY AND CAPITAL RESOURCES

It is the belief of Management that sufficient working capital necessary to support and preserve the integrity of the corporate entity will be present. However, there is no legal obligation for Management to provide additional future funding. Should Management fail to provide financing, the Company has not identified any alternative sources. Consequently, there is substantial doubt about the Company's ability to continue as a going concern.

The Company has no current plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities prior to the location of a merger or acquisition candidate. Accordingly, there can be no assurance that sufficient funds will be available to the Company to allow it to cover the expenses related to such activities.

The Company's need for capital may change dramatically as a result of any business acquisition or combination transaction. There can be no assurance that the Company will identify any such business, product, technology or company suitable for acquisition in the future. Further, there can be no assurance that the Company would be successful in consummating any acquisition on favorable terms or that it will be able to profitably manage the business, product, technology or company it acquires.

Regardless of whether the Company's cash assets prove to be inadequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuances of stock in lieu of cash. For information as to the Company's policy in regard to payment for consulting services, see Certain Relationships and Transactions.

                                     ITEM 3
                             DESCRIPTION OF PROPERTY

The Company currently maintains a mailing address at 211 West Wall, Midland, Texas 79701. The Company's telephone number there is (432) 682-1761. Other than this mailing address, the Company does not currently maintain any other office facilities, and does not anticipate the need for maintaining office facilities at any time in the foreseeable future. The Company pays no rent or other fees for the use of the mailing address as these offices are used virtually fulltime by other businesses of the Company's President.

It is likely that the Company will not establish an office until it has completed a business acquisition transaction, but it is not possible to predict what arrangements will actually be made with respect to future office facilities.

                                     ITEM 4
                SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

As of the date of this Registration Statement, there are 23,569,725 of the Company's common stock, par value $0.001 per share, issued and outstanding. The following table sets forth certain information regarding the beneficial ownership of the Company's common stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's common stock; (ii) by each director and executive officer of the Company; and (iii) by all executive officer and directors of the Company as a group. Each of the persons named in the table has sole voting and investment power with respect to the shares beneficially owned.

                                                                  % of Class
Name of Stockholder               Number of Shares            Beneficially Owned
-------------------               ----------------            ------------------
Glenn A Little *
211 W Wall
Midland, TX 79701                     20,000,000                     84.8%

----------
* Sole Officer and Director

                                     ITEM 5
          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The names, ages and positions of the Company's directors and executive officers are as follows:

Glenn A. Little            53               President,  Chief Executive  Officer
                                            Chief Financial Officer and Director

The director named above will serve until the next annual meeting of the Company's stockholders or until any successors are duly elected and have qualified. Directors will be elected for one-year terms at the annual stockholders meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between the director or officer of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company's board. There are also no arrangements, agreements or understandings between non-management shareholders that may directly or indirectly participate in or influence the management of the Company's affairs. The director and officer will devote his time to the Company's affairs on an as needed basis, which, depending on the circumstances, could amount to as little as two hours per month, or more than forty hours per month, but more than likely encompass less than five (5) hours per month. There are no agreements or understandings for any officer or director to resign at the request of another person and the officer or director is not acting on behalf of, or will act at the direction of, any other person.

BIOGRAPHICAL INFORMATION

Glenn A. Little, is a graduate of The University of Florida, Gainesville (Bachelor of Science in Business Administration) and the American Graduate School of International Management (Master of Business Administration International Management) and has been the principal of Little and Company Investment Securities (LITCO), a Securities Broker/Dealer with offices in Midland, Texas since 1979. Before founding LITCO, Mr. Little was a stockbroker with Howard, Weil, Labouisse Friedrich in their New Orleans, Louisiana and Midland, Texas offices and also worked for First National Bank of Commerce in New Orleans, Louisiana.

Mr. Little was appointed an Adjudicatory Official for the State Bar of Texas and served in that capacity from 1997 through 2003.

INDEMNIFICATION OF OFFICERS AND DIRECTORS.

The Company's By-Laws provide for the indemnification of its, directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such persons promise to repay the Company therefore if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company, which it may be unable to recoup.

PRIOR SHELL COMPANY INVOLVEMENT

The Company's sole officer and director, Glenn A. Little, has been involved in rehabilitating dormant shell companies in the past for sale to or acquisition by target companies.

RECENT SHELL COMPANIES

The following chart summarizes certain information concerning recent blank check companies with which the Company's sole Officer and Director has been involved whose registration statements are effective as of the date hereof. In most instances when a business combination is transacted with one of these companies, it is required to file a current Report on Form 8-K describing the transaction. Reference is made to the filings for any company listed below for detailed information concerning the business combination entered into by that company. Since 1988, Mr. Little has been successful in the reactivation of various inactive public companies, similar to the Company, upon his acquisition of a controlling position in each entity. Mr. Little is no longer a controlling shareholder, officer or director of any of the listed entities and his involvement terminated upon the fulfillment of the respective plan of operation involving a business combination transaction with a private entity wishing to become publicly owned. Mr. Little received the following cash compensation for the sale of his controlling interest and/or received or retained the following equity positions at the date of the respective change in control of such entities, as follows:

        Transaction                                Cash             Shares
          Entity                       Year      Received      Retained/obtained
          ------                       ----      --------      -----------------
Texas American Sulphur Company         1988      $ 50,000
Natura Energy, Inc.                    1990       100,000           200,000
Nisus Video, Inc.                      1992       150,000           150,000
Newman Communications, Inc.            1995        50,000           100,000
Immune America, Inc.                   1996                         300,000
JR Gold Mines, Inc.                    1996        50,000            75,000
Associated Medical Devices, Inc.       1997       200,000           100,000
Core Mineral Recoveries, Inc.          1997        75,000
Triton Asset Management, Inc.          1997       200,000           500,000
Sure Hair, Inc.                        1998       100,000
Pacific Development Corporation        1999       150,000           150,000
El Plata Corporation                   2000        50,000           100,000
El Dorado Financial Group, Inc.        2001                       2,000,000
Tomahawk Industries, Inc.              2004       100,000        40,000,000
Boulder Acquisitions, Inc.             2004                         250,000
Basic Empire Corporation               2004                         250,000
Fast Eddie Racing Stables, Inc.        2005       200,000           483,994
Parallel Technologies, Inc             2005       550,000            80,000
Las Vegas Resorts Corp                 2005                         380,012

It is specifically noted that the relative success or failure of any of these entities subsequent to Mr. Little's involvement in them is not an indication of the possibility of success or failure of the Company upon the completion of it's current plan of operations. Additional information about these companies can be obtained at www.sec.gov.

While, investors cannot infer similar results, the current status of recent transactions is:

Texas American Sulphur Company was renamed Texas American Group, Inc. and is not current in its filing requirements. The Securities and Exchange file number is 33-27057FW. It is currently illiquid and has lost its corporate charter.

Natura Energy Inc was renamed American Teletronics and is not current in its filing requirements. The Edgar CIK number is 314888. It is currently illiquid and has lost its corporate charter.

Nisus Video Inc. was renamed Comtec International and is not current in its filing requirements. The Edgar CIK number is 829443. It is currently illiquid and has lost its corporate charter.

Newman Communications Inc. was renamed DXP Enterprises Inc. and is current with filing requirements. The Edgar CIK number is 0001020710.

Immune America Inc. was renamed King Power International Group Co Ltd and elected in 2003 to become a private entity. The Edgar CIK number is 0000787690.

JR Gold Mines Inc. was renamed Karts International Incorporated and is not current with its filing requirements. The Edgar CIK number is 1010077. It is currently illiquid and has lost its corporate charter.

Associated Medical Devices Inc was renamed Swiss Medica Inc. and is current with filing requirements. The Edgar CIK number is 0000318245.

Core Mineral Recoveries, Inc. was named Futurelink, Inc. and is not current with filing requirements. The Edgar CIK number is 1061399. It is currently illiquid and has lost its corporate charter.

Triton Asset Management Inc was renamed Light Management Group, Inc. and is not current with filing requirements. The Edgar CIK number is 0000768152.

Sure Hair Inc was renamed Encounters.Com Inc. There are no records in the Securities and Exchange Edgar site.

Pacific Development Corporation was renamed LMIC Inc and is current with filing requirements. The Edgar CIK number is 0000946283.

ElPlata Corporation was renamed Shimoda Resources Holdings Inc and is not current with filing requirements. The Edgar CIK number is 0001116196.

Eldorado Financial Group, Inc was renamed Composite Technology Corporation and is current with filing requirements. The Edgar CIK number is 0000317477.

Tomahawk Industries Inc. was renamed Sparta Financial Services Inc. and is current with filing requirements. The Edgar CIK number is 0000318299.

Boulder Acquisitions Inc was renamed China Digital Wireless Inc and is current with filing requirements. The Edgar CIK number is 0000721693.

Basic Empire Corporation was renamed China Agritech Inc and is current with filing requirements. The Edgar CIK number is 0001166389.

Fast Eddie Racing Stables, Inc. was renamed National Investment Managers, Inc and is current with filing requirements The Edgar CIK number is 0000770461.

Parallel Technologies Inc. was renamed Fushi International Inc. and is current with filing requirements. The Edgar CIK number is 0000710846.

Las Vegas Resorts Corp was renamed Winner Medical Group, Inc and is current with filing requirements. The Edgar CIK number is 0000808011.

INVOLVEMENT ON CERTAIN MATERIAL LEGAL PROCEEDINGS DURING THE PAST FIVE (5) YEARS

(1) No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations or is subject to any pending criminal proceeding. (2) No bankruptcy petitions have been filed by or against any business or property of any director, officer, significant employee or consultant of the Company nor has any bankruptcy petition been filed against a partnership or business association where these persons were general partners or executive officers. (3) No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities. (4) No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

                                     ITEM 6
                             EXECUTIVE COMPENSATION

Currently, management of the Company requires less than five (5) hours per month. Accordingly, no officer or director has received any compensation from the Company. Until the Company acquires additional capital, it is not anticipated that any officer or director will receive compensation from the Company other than reimbursement for out-of-pocket expenses incurred on behalf of the Company. See Certain Relationships and Related Transactions. The Company has no stock option, retirement, pension, or profit sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

                                     ITEM 7
                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In February 2006 Glenn A. Little loaned the Company $20,000. Mr. Little was concurrently elected President, Chief Executive Officer, Chief Operating Officer, Chairman of the Board of Directors, and Secretary and Treasurer of the Company.

On June 30, 2006, the Company converted the outstanding note in the amount of $20,000 payable to Mr. Little, the Company's sole officer and director into 20,000,000 shares of restricted common stock. This conversion made Mr. Little the majority stockholder of the Company

It is the SEC's position that securities issued by a "shell" company such as the Company cannot be sold under the exemption from registration provided by Rule 144 promulgated under the Securities Act of 1933 (the "Act"), but must be registered under the Securities Act of 1933. Accordingly any other securities issued to individuals in the capacity of management, affiliates, control persons and promoters will also be registered with the SEC prior to resale and shall be issued with appropriate restricted legend to reflect the registration requirements.

CONFLICTS OF INTEREST

Mr. Little will not devote more than a small portion of his time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of his other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

The officer, director and principal shareholder of the Company may actively negotiate for the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. It is anticipated that a substantial premium may be paid by the purchaser in conjunction with any sale of shares by the Company's officer, director and principal shareholder made as a condition to, or in connection with, a proposed merger or acquisition transaction. The fact that a substantial premium may be paid to the Company management to acquire his shares creates a conflict of interest for him and may compromise his state law fiduciary duties to the Company's other shareholders. In making any such sale, Company management may consider their own personal pecuniary benefit rather than the best interests of the Company and the Company's other shareholders, and the other shareholders are not expected to be afforded the opportunity to approve or consent to any particular buyout transaction involving shares held by Company management.

The Company has adopted a policy under which any consulting or finders fee that may be paid to a third party for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock rather than in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, the Company is unable to predict whether, or in what amount, such stock issuance might be made.

It is not currently anticipated that any salary, consulting fee, or finders fee shall be paid to any of the Company's directors or executive officers, or to any other affiliate of the Company except as described under Executive Compensation above.

Although management has no current plans to cause the Company to do so, it is possible that the Company may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the Common Stock held by the Company's current stockholders to the acquisition candidate or principals thereof, or to other individuals or business entities, or requiring some other form of payment to the Company's current stockholders, or requiring the future employment of specified officers and payment of salaries to them. It is more likely than not that any sale of securities by the Company's current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders. Any payment to current stockholders in the context of an acquisition involving the Company would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.

                                     ITEM 8
                            DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 100,000,000 shares of common stock, par value $0.001 per share and 50,000,000 shares of Preferred Stock par value $.001.

COMMON STOCK

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders; have no preemptive rights; have no conversion or redemption rights or sinking fund; do not have cumulative voting rights; and share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities and distributions, if any, to the holders of preferred stock which have priority.

PREFERRED STOCK

The Preferred Stock may be issued from time to time in one or more series with such designations, rights and preferences as shall be stated in the resolutions providing for the issuance of the shares as adopted by the Board of Directors.

TRADING OF SECURITIES IN SECONDARY MARKET

There in no trading in any organized market, however, since inception the common stock has periodically traded on the over the counter market, but to the knowledge of Management, there has been no significant trading activity in the past 26 years.

Any other securities issued to individuals in the capacity of management, affiliates, control persons and promoters will also be registered with the SEC prior to resale and shall be issued with appropriate restricted legend to reflect the registration requirements.

TRANSFER AGENT

Our independent stock transfer agent is PacWest Transfer located in Washington, Virginia. The mailing address and telephone number are: 30 Main Street, 2nd Floor Washington, Virginia 22747 and (504) 675-3129.

                                     PART II

                                     ITEM 1
          MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
                          AND OTHER STOCKHOLDER MATTERS

MARKET PRICE

There is no active trading market for the Company's common stock as of the filing of this Registration Statement. To the knowledge of management, there has been no significant trading activity in the past 26 years.

OPTIONS, WARRANTS AND OTHER EQUITY ITEMS

There are no outstanding options or warrants to purchase, nor any securities convertible into, the Company's common shares. Additionally, there are no shares that could be sold pursuant to Rule 144 under the Securities Act or that the Company has agreed to register under the Securities Act for sale by security holders. Further, there are no common shares of the Company being, or proposed to be, publicly offered by the Company.

HOLDERS

As of July 1, 2006, there are 352 shareholders of the Company's common stock, exclusive of the shares held in "street name".

DIVIDENDS

The Company has not paid any dividends to date, and has no plans to do so in the foreseeable future.

EVENTS RELATED TO THE REGISTRATION OF THE COMPANY'S SECURITIES

It is the SEC's position that securities issued by a "shell" company cannot be sold under the exemption from registration provided by Rule 144 promulgated under the Securities Act of 1933 (the "Act"), but must be registered under the Securities Act of 1933. Any other securities issued to individuals in the capacity of management, affiliates, control persons and promoters will also be registered with the SEC prior to resale and shall be issued with appropriate restricted legend to reflect the registration requirements.

                                     ITEM 2
                                LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

                                     ITEM 3
                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Engagement of S.  W.  Hatfield, CPA

On , as a result of the change in control of the Company, the Company's Board of Directors and Senior Management authorized the engagement of S. W. Hatfield, CPA of Dallas, Texas (SWHCPA) as the Company's independent auditors. The Company did not consult with SWHCPA at any time prior to the December 2005 change in control or subsequent thereto, including the Company's two most recent fiscal years ended and the subsequent interim periods through the date of this Report, regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-B.

                                     ITEM 4
                     RECENT SALES OF UNREGISTERED SECURITIES

On June 30, 2006, the Company converted an outstanding note in the amount of $20,000 payable to Glenn A. Little, the Company's sole officer and director into 20,000,000 shares of restricted common stock. This conversion made Mr. Little the majority stockholder of the Company

                                     ITEM 5
                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's by-laws provide for the indemnification of its, directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such persons promise to repay the Company herefore if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company, which it may be unable to recoup.

                                    PART F/S
                              FINANCIAL STATEMENTS

                          Victory Divide Mining Company

                                    Contents



                                                                            Page
Annual Financial Statements

   Report of Independent Registered Public Accounting Firm                   24

   Balance Sheets
     as of December 31, 2005 and 2004                                        25

   Statements of Operations and Comprehensive Loss
     for the years ended December 31, 2005 and 2004                          26

   Statement of Changes in Shareholders' Equity
     for the years ended December 31, 2005 and 2004                          27

   Statements of Cash Flows
     for the years ended December 31, 2005 and 2004                          28

   Notes to Financial Statements                                             29


Interim Financial Statements

   Balance Sheets
     as of March 31, 2006 and 2005                                           33

   Statements of Operations and Comprehensive Loss
     for the three months ended March 31, 2006 and 2005                      34

   Statements of Cash Flows
     for the three months ended March 31, 2006 and 2005                      35

   Notes to Financial Statements                                             36

                        Letterhead of S. W. Hatfield, CPA


             Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Victory Divide Mining Company

We have audited the accompanying balance sheets of Victory Divide Mining Company (a Nevada corporation) as of December 31, 2005 and 2004 and the related statements of operations and comprehensive loss, changes in shareholders' equity (deficit) and cash flows for the each of the two years ended December 31, 2005 and 2004, respectively. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Victory Divide Mining Company as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the each of the two years ended December 31, 2005 and 2004, respectively, in conformity with generally accepted accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C to the financial statements, the Company has no viable operations or significant assets and is dependent upon significant shareholders to provide sufficient working capital to maintain the integrity of the corporate entity. These circumstances create substantial doubt about the Company's ability to continue as a going concern and are discussed in Note C. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties.


                                              /s/ S. W. Hatfield, CPA
                                              -------------------------------
                                              S. W. HATFIELD, CPA

Dallas, Texas
June 21, 2006 (except for Note H as to which the date is June 29, 2006 and Note I as to which the date is June 30, 2006)

                          VICTORY DIVIDE MINING COMPANY
                                 BALANCE SHEETS
                           December 31, 2005 and 2004


                                                                        December 31,        December 31,
                                                                           2005                2004
                                                                         ---------           ---------
                                     ASSETS
CURRENT ASSETS
   Cash on hand and in bank                                              $      --           $      --
                                                                         ---------           ---------

      TOTAL CURRENT ASSETS                                                      --                  --
                                                                         ---------           ---------

TOTAL ASSETS                                                             $      --           $      --
                                                                         =========           =========

                 LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
LIABILITIES
CURRENT LIABILITIES
   Accounts payable - trade                                              $      --           $   4,500
   Advances from officer                                                     5,485                  --
                                                                         ---------           ---------

      TOTAL CURRENT LIABILITIES                                              5,485               4,500
                                                                         ---------           ---------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY (DEFICIT)
   Preferred stock - $0.001 par value
     50,000,000 shares authorized
     None issued and outstanding                                                --                  --
   Common stock - $0.001 par value
     100,000,000 shares authorized
     3,569,725 shares issued and outstanding, respectively                   3,570               3,570
   Additional paid-in capital                                              176,336             176,336
   Accumulated deficit                                                    (185,391)           (184,406)
                                                                         ---------           ---------

      TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                                  (5,485)             (4,500)
                                                                         ---------           ---------

      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                         $      --           $      --
                                                                         =========           =========

   The accompanying notes are an integral part of these financial statements.

                          VICTORY DIVIDE MINING COMPANY
                 STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
                     Years ended December 31, 2005 and 2004

                                                         Year ended            Year ended
                                                         December 31,          December 31,
                                                            2005                  2004
                                                         -----------           -----------
REVENUES                                                 $        --           $        --
                                                         -----------           -----------

EXPENSES
   General and administrative expenses                           985                   250
                                                         -----------           -----------

INCOME (LOSS) FROM OPERATIONS                                   (985)                 (250)

OTHER INCOME (EXPENSE)
   Interest income                                                --                    --
                                                         -----------           -----------

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES                 (985)                 (250)

PROVISION FOR INCOME TAXES                                        --                    --
                                                         -----------           -----------

NET LOSS                                                        (985)                 (250)

OTHER COMPREHENSIVE INCOME                                        --                    --
                                                         -----------           -----------

COMPREHENSIVE LOSS                                       $      (985)          $      (250)
                                                         ===========           ===========
Earnings per share of common stock
 outstanding computed on net loss -
 basic and fully diluted                                         nil                   nil
                                                         ===========           ===========
Weighted-average number of shares
 outstanding - basic and fully diluted                     3,569,725             3,569,725
                                                         ===========           ===========

   The accompanying notes are an integral part of these financial statements.

                          VICTORY DIVIDE MINING COMPANY
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                     Years ended December 31, 2005 and 2004

                                         Common Stock             Additional
                                     ---------------------         paid-in     Accumulated
                                     Shares         Amount         capital       deficit          Total
                                     ------         ------         -------       -------          -----
BALANCES AT JANUARY 1, 2004        3,569,725      $ 176,336       $  3,570      $(184,156)      $(4,250)
Effect of change in par value
 to $0.001 on June 29, 2006               --       (172,766)       172,766             --            --
                                   ---------      ---------       --------      ---------       -------
BALANCES AT JANUARY 1, 2004,
 AS RESTATED                       3,569,725          3,570        176,336       (184,156)       (4,250)

Net loss for the year                     --             --             --           (250)         (250)
                                   ---------      ---------       --------      ---------       -------

BALANCES AT DECEMBER 31, 2004      3,569,725          3,570        176,336       (184,406)       (4,500)

Net loss for the year                     --             --             --           (985)         (985)
                                   ---------      ---------       --------      ---------       -------

BALANCES AT DECEMBER 31, 2005      3,569,725      $   3,570       $176,336      $(185,391)      $(5,485)
                                   =========      =========       ========      =========       =======

   The accompanying notes are an integral part of these financial statements.

                          VICTORY DIVIDE MINING COMPANY
                            STATEMENTS OF CASH FLOWS
                     Years ended December 31, 2005 and 2004

                                                                  Year ended        Year ended
                                                                  December 31,      December 31,
                                                                     2005              2004
                                                                   --------          --------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss) for the period                                $   (985)         $   (250)
   Adjustments to reconcile net loss
    to net cash provided by operating activities
      Depreciation and amortization
      Increase in Accounts payable - trade                              985               250
                                                                   --------          --------

        NET CASH USED IN OPERATING ACTIVITIES                            --                --
                                                                   --------          --------

CASH FLOWS FROM INVESTING ACTIVITIES                                     --                --
                                                                   --------          --------
CASH FLOWS FROM FINANCING ACTIVITIES
   Cash received from sale of common stock                               --                --
                                                                   --------          --------

        NET CASH PROVIDED BY FINANCING ACTIVITIES                        --                --
                                                                   --------          --------

INCREASE (DECREASE) IN CASH                                              --                --

Cash at beginning of period                                              --                --
                                                                   --------          --------

CASH AT END OF PERIOD                                              $     --          $     --
                                                                   ========          ========

SUPPLEMENTAL DISCLOSURE OF INTEREST AND INCOME TAXES PAID
   Interest paid for the year                                      $     --          $     --
                                                                   ========          ========
   Income taxes paid for the year                                  $     --          $     --
                                                                   ========          ========

   The accompanying notes are an integral part of these financial statements.

                          VICTORY DIVIDE MINING COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE A - ORGANIZATION AND DESCRIPTION OF BUSINESS

Victory Divide Mining Company (Company) was originally incorporated on December 20, 1948 in accordance with the Laws of the State of Nevada.

Since December 31, 1980, the Company has had no operations, no assets and liabilities associated with the maintenance of the corporate entity.

The Company's current principal business activity is to seek a suitable reverse acquisition candidate through acquisition, merger or other suitable business combination method.

NOTE B - PREPARATION OF FINANCIAL STATEMENTS

The Company follows the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America and has a year-end of December 31.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management further acknowledges that it is solely responsible for adopting sound accounting practices, establishing and maintaining a system of internal accounting control and preventing and detecting fraud. The Company's system of internal accounting control is designed to assure, among other items, that 1) recorded transactions are valid; 2) valid transactions are recorded; and 3) transactions are recorded in the proper period in a timely manner to produce financial statements which present fairly the financial condition, results of operations and cash flows of the Company for the respective periods being presented

NOTE C - GOING CONCERN UNCERTAINTY

Victory Divide Mining Company (Company) was originally incorporated on December 20, 1948 in accordance with the Laws of the State of Nevada. All business operations were abandoned by December 31, 1980. Since that date, the Company has had no operations, assets or liabilities. The Company's current principal business activity is to seek a suitable reverse acquisition candidate through acquisition, merger or other suitable business combination method.

The Company's continued existence is dependent upon its ability to generate sufficient cash flows from operations to support its daily operations as well as provide sufficient resources to retire existing liabilities and obligations on a timely basis.

The Company anticipates future sales of equity securities to facilitate either the consummation of a business combination transaction or to raise working capital to support and preserve the integrity of the corporate entity. However, there is no assurance that the Company will be able to obtain additional funding through the sales of additional equity securities or, that such funding, if available, will be obtained on terms favorable to or affordable by the Company.

If no additional operating capital is received during the next twelve months, the Company will be forced to rely on existing cash in the bank and upon additional funds loaned by management and/or significant stockholders to preserve the integrity of the corporate entity at this time. In the event, the Company is unable to acquire advances from management and/or significant stockholders, the Company's ongoing operations would be negatively impacted.

                          VICTORY DIVIDE MINING COMPANY

NOTE C - GOING CONCERN UNCERTAINTY - CONTINUED

It is the intent of management and significant stockholders to provide sufficient working capital necessary to support and preserve the integrity of the corporate entity. However, no formal commitments or arrangements to advance or loan funds to the Company or repay any such advances or loans exist. There is no legal obligation for either management or significant stockholders to provide additional future funding.

While the Company is of the opinion that good faith estimates of the Company's ability to secure additional capital in the future to reach our goals have been made, there is no guarantee that the Company will receive sufficient funding to sustain operations or implement any future business plan steps.

NOTE D - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Cash and cash equivalents

     For Statement of Cash Flows purposes, the Company considers all cash on hand and in banks, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

2. Income Taxes

     The Company uses the asset and liability method of accounting for income taxes. At December 31, 2005 and 2004, respectively, the deferred tax asset and deferred tax liability accounts, as recorded when material to the financial statements, are entirely the result of temporary differences.
     Temporary differences represent differences in the recognition of assets and liabilities for tax and financial reporting purposes, primarily accumulated depreciation and amortization, allowance for doubtful accounts and vacation accruals.

     As of December 31, 2005 and 2004, the deferred tax asset related to the Company's net operating loss carryforward is fully reserved. Due to the provisions of Internal Revenue Code Section 338, the Company may have no net operating loss carryforwards available to offset financial statement or tax return taxable income in future periods as a result of a change in control involving 50 percentage points or more of the issued and outstanding securities of the Company.

3. Earnings (loss) per share

     Basic  earnings  (loss) per share is computed  by  dividing  the net income
     (loss) available to common shareholders by the weighted-average number of common shares outstanding during the respective period presented in our accompanying financial statements.

     Fully diluted earnings (loss) per share is computed similar to basic income
     (loss) per share except that the denominator is increased to include the number of common stock equivalents (primarily outstanding options and warrants).

     Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method, at either the beginning of the respective period presented or the date of issuance, whichever is later, and only if the common stock equivalents are considered dilutive based upon the Company's net income
     (loss) position at the calculation date.

     At December 31, 2005 and 2004, and subsequent thereto, the Company had no outstanding common stock equivalents.

                          VICTORY DIVIDE MINING COMPANY

NOTE E - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of cash, accounts receivable, accounts payable and notes payable, as applicable, approximates fair value due to the short term nature of these items and/or the current interest rates payable in relation to current market conditions.

Interest rate risk is the risk that the Company's earnings are subject to fluctuations in interest rates on either investments or on debt and is fully dependent upon the volatility of these rates. The Company does not use derivative instruments to moderate its exposure to interest rate risk, if any.

Financial risk is the risk that the Company's earnings are subject to fluctuations in interest rates or foreign exchange rates and are fully dependent upon the volatility of these rates. The company does not use derivative instruments to moderate its exposure to financial risk, if any.

NOTE F - ADVANCES FROM OFFICER

On December 30, 2005, the Company's sole officer and director, Glenn A. Little, advanced the Company approximately $5,485 to reactivate the Company's charter with the State of Nevada. This amount was converted to a note payable on February 3, 2006.

NOTE G - INCOME TAXES

The components of income tax (benefit) expense for each of the years ended December 31, 2005 and 2004, are as follows:

                                                    Year ended     Year ended
                                                   December 31,    December 31,
                                                       2005           2004
                                                     -------         -------
     Federal:
       Current                                       $    --         $    --
       Deferred                                           --              --
                                                     -------         -------
                                                          --              --
                                                     -------         -------
     State:
       Current                                            --              --
       Deferred                                           --              --
                                                     -------         -------
                                                          --              --
                                                     -------         -------
       Total                                         $    --         $    --
                                                     =======         =======

Concurrent with a 2006 change in control, the Company has a nominal operating loss carryforward for income tax purposes. The amount and availability of any future net operating loss carryforwards may be subject to limitations set forth by the Internal Revenue Code. Factors such as the number of shares ultimately issued within a three year look-back period; whether there is a deemed more than 50 percent change in control; the applicable long-term tax exempt bond rate; continuity of historical business; and subsequent income of the Company all enter into the annual computation of allowable annual utilization of the carryforwards.

The Company's income tax expense (benefit) for each of the years ended December 31, 2005 and 2004, respectively, differed from the statutory federal rate of 34 percent as follows:

                                                      Year ended    Year ended
                                                      December 31,  December 31,
                                                         2005          2004
                                                        ------        ------

Statutory rate applied to income before income taxes    $ (335)       $  (85)
Increase (decrease) in income taxes resulting from:
  State income taxes                                        --            --
  Other, including reserve for deferred tax asset
   and application of net operating loss carryforward      335            85
                                                        ------        ------
     Income tax expense                                 $   --        $   --
                                                        ======        ======

                          VICTORY DIVIDE MINING COMPANY

NOTE G - INCOME TAXES  - CONTINUED

Temporary differences, consisting primarily of statutory deferrals of expenses for organizational costs and statutory differences in the depreciable lives for property and equipment, between the financial statement carrying amounts and tax bases of assets and liabilities give rise to deferred tax assets and liabilities as of December 31, 2005 and 2004, respectively, after taking the 2006 change in control into consideration:

                                               December 31        December 31,
                                                  2005               2004
                                                -------            -------
     Deferred tax assets
       Net operating loss carryforwards         $    --            $    --
       Less valuation allowance                      --                 --
                                                -------            -------

       Net Deferred Tax Asset                   $    --            $    --
                                                =======            =======

NOTE H - EQUITY TRANSACTIONS

On June 29, 2006, the Company filed Amended & Restated Articles of Incorporation in the State of Nevada which kept the Company's corporate name of Victory Divide Mining Company and modified the Company's capital structure to allow for the issuance of up to 100,000,000 shares of $0.001 par value common stock and up to 50,000,000 shares of $0.001 par value preferred stock. The effect of this change is reflected in the accompanying financial statements as of the first day of the first period presented.

NOTE I - SUBSEQUENT EVENT

On February 3, 2006, the Company and it's sole officer and director, Glenn A. Little, acknowledged that outside funds are necessary to support the corporate entity and comply with the periodic reporting requirements of the Securities Exchange Act of 1934, as amended. To this end, Mr. Little agreed to lend the Company up to$50,000 with a maturity period not to exceed two (2) years from the initial funding date at an interest rate of 6.0% per annum. As of March 31, 2006, Mr. Little has advanced approximately $20,000 under this agreement, with an initial scheduled maturity date in February 2008.

On June 30, 2006, the Company and it's sole officer and director, Glenn A. Little, agreed to convert the $20,000 note payable, as described in the preceding paragraph, into 20,000,000 shares of restricted, unregistered common stock.


                (Remainder of this page left blank intentionally)

                          VICTORY DIVIDE MINING COMPANY
                                 BALANCE SHEETS
                             March 31, 2006 and 2005

                                   (UNAUDITED)

                                                                         March 31,           March 31,
                                                                           2006                2005
                                                                         ---------           ---------
                                     ASSETS
CURRENT ASSETS
   Cash on hand and in bank                                              $  14,280           $      --
                                                                         ---------           ---------

      TOTAL CURRENT ASSETS                                                  14,280                  --
                                                                         ---------           ---------

TOTAL ASSETS                                                             $  14,280           $      --
                                                                         =========           =========

                 LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
LIABILITIES
CURRENT LIABILITIES
   Accounts payable - trade                                              $      44           $   4,746
   Note payable to officer/director                                         20,000                  --
   Accrued interest payable                                                    187                  --
                                                                         ---------           ---------

      TOTAL CURRENT LIABILITIES                                             20,231               4,746
                                                                         ---------           ---------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY (DEFICIT)
   Preferred stock - $0.001 par value
     50,000,000 shares authorized
     None issued and outstanding                                                --                  --
   Common stock - $0.001 par value
     100,000,000 shares authorized
     3,569,725 shares issued and outstanding, respectively                   3,570               3,570
   Additional paid-in capital                                              176,336             176,336
   Accumulated deficit                                                    (185,857)           (184,652)
                                                                         ---------           ---------

      TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                                  (5,951)             (4,746)
                                                                         ---------           ---------

      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                         $  14,280           $      --
                                                                         =========           =========

   The financial information presented herein has been prepared by management without audit by independent certified public accountants.
   The accompanying notes are an integral part of these financial statements.

                          VICTORY DIVIDE MINING COMPANY
                 STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
                   Three months ended March 31, 2006 and 2005

                                   (UNAUDITED)

                                                        Three months          Three months
                                                           ended                 ended
                                                          March 31,             March 31,
                                                            2006                  2005
                                                         -----------           -----------
REVENUES                                                 $        --           $        --
                                                         -----------           -----------

EXPENSES
   General and administrative expenses                           506                   246
                                                         -----------           -----------

INCOME (LOSS) FROM OPERATIONS                                   (506)                 (246)

OTHER INCOME (EXPENSE)
   Interest income                                                40                    --
                                                         -----------           -----------

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES                 (466)                 (246)

PROVISION FOR INCOME TAXES                                        --                    --
                                                         -----------           -----------

NET LOSS                                                        (466)                 (246)

OTHER COMPREHENSIVE INCOME                                        --                    --
                                                         -----------           -----------

COMPREHENSIVE LOSS                                       $      (466)          $      (246)
                                                         ===========           ===========
Earnings per share of common stock
 outstanding computed on net loss -
 basic and fully diluted                                         nil                   nil
                                                         ===========           ===========
Weighted-average number of shares
 outstanding - basic and fully diluted                     3,569,725             3,569,725
                                                         ===========           ===========

   The financial information presented herein has been prepared by management without audit by independent certified public accountants.
   The accompanying notes are an integral part of these financial statements.

                          VICTORY DIVIDE MINING COMPANY
                            STATEMENTS OF CASH FLOWS
                   Three months ended March 31, 2006 and 2005

                                   (UNAUDITED)

                                                                 Three months       Three months
                                                                    ended              ended
                                                                   March 31,          March 31,
                                                                     2006               2005
                                                                   --------           --------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss) for the period                                $   (466)          $   (246)
   Adjustments to reconcile net loss
    to net cash provided by operating activities
       Depreciation and amortization                                     --                 --
       Increase (Decrease) in
         Accounts payable - trade                                    (5,441)               246
         Accrued interest payable                                       187                 --
                                                                   --------           --------
          NET CASH USED IN OPERATING ACTIVITIES                      (5,720)                --
                                                                   --------           --------

CASH FLOWS FROM INVESTING ACTIVITIES                                     --                 --
                                                                   --------           --------

CASH FLOWS FROM FINANCING ACTIVITIES
   Cash received from note payable                                   20,000                 --
                                                                   --------           --------
          NET CASH PROVIDED BY FINANCING ACTIVITIES                  20,000                 --
                                                                   --------           --------

INCREASE (DECREASE) IN CASH                                          14,280                 --

Cash at beginning of period                                              --                 --
                                                                   --------           --------

CASH AT END OF PERIOD                                              $ 14,280           $     --
                                                                   ========           ========

SUPPLEMENTAL DISCLOSURE OF INTEREST AND INCOME TAXES PAID
   Interest paid for the year                                      $     --           $     --
                                                                   ========           ========
   Income taxes paid for the year                                  $     --           $     --
                                                                   ========           ========

   The financial information presented herein has been prepared by management without audit by independent certified public accountants.
   The accompanying notes are an integral part of these financial statements.

                          VICTORY DIVIDE MINING COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE A - ORGANIZATION AND DESCRIPTION OF BUSINESS

Victory Divide Mining Company (Company) was originally incorporated on December 20, 1948 in accordance with the Laws of the State of Nevada.

Since December 31, 1980, the Company has had no operations, no assets and liabilities associated with the maintenance of the corporate entity.

The Company's current principal business activity is to seek a suitable reverse acquisition candidate through acquisition, merger or other suitable business combination method.

NOTE B - PREPARATION OF FINANCIAL STATEMENTS

The Company follows the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America and has a year-end of December 31.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management further acknowledges that it is solely responsible for adopting sound accounting practices, establishing and maintaining a system of internal accounting control and preventing and detecting fraud. The Company's system of internal accounting control is designed to assure, among other items, that 1) recorded transactions are valid; 2) valid transactions are recorded; and 3) transactions are recorded in the proper period in a timely manner to produce financial statements which present fairly the financial condition, results of operations and cash flows of the Company for the respective periods being presented.

During interim periods, the Company follows the accounting policies set forth in its annual audited financial statements for the year ended December 31, 2005. The information presented within these interim financial statements may not include all disclosures required by generally accepted accounting principles and the users of financial information provided for interim periods should refer to the annual financial information and footnotes when reviewing the interim financial results presented herein.

In the opinion of management, the accompanying interim financial statements, prepared in accordance with the U. S. Securities and Exchange Commission's
instructions   for  Form  10-QSB,   are   unaudited  and  contain  all  material
adjustments, consisting only of normal recurring adjustments necessary to present fairly the financial condition, results of operations and cash flows of the Company for the respective interim periods presented. The current period results of operations are not necessarily indicative of results which ultimately will be reported for the full fiscal year ending December 31, 2006.

NOTE C - GOING CONCERN UNCERTAINTY

Victory Divide Mining Company (Company) was originally incorporated on December 20, 1948 in accordance with the Laws of the State of Nevada. All business operations were abandoned by December 31, 1980. Since that date, the Company has had no operations, assets or liabilities. The Company's current principal business activity is to seek a suitable reverse acquisition candidate through acquisition, merger or other suitable business combination method.

The Company's continued existence is dependent upon its ability to generate sufficient cash flows from operations to support its daily operations as well as provide sufficient resources to retire existing liabilities and obligations on a timely basis.

                          VICTORY DIVIDE MINING COMPANY

NOTE C - GOING CONCERN UNCERTAINTY - CONTINUED

The Company anticipates future sales of equity securities to facilitate either the consummation of a business combination transaction or to raise working capital to support and preserve the integrity of the corporate entity. However, there is no assurance that the Company will be able to obtain additional funding through the sales of additional equity securities or, that such funding, if available, will be obtained on terms favorable to or affordable by the Company.

If no additional operating capital is received during the next twelve months, the Company will be forced to rely on existing cash in the bank and upon additional funds loaned by management and/or significant stockholders to preserve the integrity of the corporate entity at this time. In the event, the Company is unable to acquire advances from management and/or significant stockholders, the Company's ongoing operations would be negatively impacted.

It is the intent of management and significant stockholders to provide sufficient working capital necessary to support and preserve the integrity of the corporate entity. However, no formal commitments or arrangements to advance or loan funds to the Company or repay any such advances or loans exist. There is no legal obligation for either management or significant stockholders to provide additional future funding.

While the Company is of the opinion that good faith estimates of the Company's ability to secure additional capital in the future to reach our goals have been made, there is no guarantee that the Company will receive sufficient funding to sustain operations or implement any future business plan steps.

NOTE D - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Cash and cash equivalents

     For Statement of Cash Flows purposes, the Company considers all cash on hand and in banks, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

2. Income Taxes

     The Company uses the asset and liability method of accounting for income taxes. At March 31, 2006 and 2005, respectively, the deferred tax asset and deferred tax liability accounts, as recorded when material to the financial statements, are entirely the result of temporary differences. Temporary differences represent differences in the recognition of assets and liabilities for tax and financial reporting purposes, primarily accumulated depreciation and amortization, allowance for doubtful accounts and vacation accruals.

     As of March 31, 2006 and 2005, the deferred tax asset related to the Company's net operating loss carryforward is fully reserved. Due to the provisions of Internal Revenue Code Section 338, the Company may have no net operating loss carryforwards available to offset financial statement or tax return taxable income in future periods as a result of a change in control involving 50 percentage points or more of the issued and outstanding securities of the Company.

3. Earnings (loss) per share

     Basic  earnings  (loss) per share is computed  by  dividing  the net income
     (loss) available to common shareholders by the weighted-average number of common shares outstanding during the respective period presented in our accompanying financial statements.

     Fully diluted earnings (loss) per share is computed similar to basic income
     (loss) per share except that the denominator is increased to include the number of common stock equivalents (primarily outstanding options and warrants).

     Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method, at either the beginning of the respective period presented or the date of issuance, whichever is later, and only if the common stock equivalents are considered dilutive based upon the Company's net income
     (loss) position at the calculation date.

                          VICTORY DIVIDE MINING COMPANY

NOTE D - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

3. Earnings (loss) per share - continued

     At March 31, 2006 and 2005, and subsequent thereto, the Company had no outstanding common stock equivalents.

NOTE E - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of cash, accounts receivable, accounts payable and notes payable, as applicable, approximates fair value due to the short term nature of these items and/or the current interest rates payable in relation to current market conditions.

Interest rate risk is the risk that the Company's earnings are subject to fluctuations in interest rates on either investments or on debt and is fully dependent upon the volatility of these rates. The Company does not use derivative instruments to moderate its exposure to interest rate risk, if any.

Financial risk is the risk that the Company's earnings are subject to fluctuations in interest rates or foreign exchange rates and are fully dependent upon the volatility of these rates. The company does not use derivative instruments to moderate its exposure to financial risk, if any.

NOTE F - NOTE PAYABLE TO OFFICER/DIRECTOR

On February 3, 2006, the Company and it's sole officer and director, Glenn A. Little, acknowledged that outside funds are necessary to support the corporate entity and comply with the periodic reporting requirements of the Securities Exchange Act of 1934, as amended. To this end, Mr. Little agreed to lend the Company up to$50,000 with a maturity period not to exceed two (2) years from the initial funding date at an interest rate of 6.0% per annum. As of March 31, 2006, Mr. Little has advanced approximately $20,000 under this agreement, with an initial scheduled maturity date in February 2008.

On June 30, 2006, the Company and it's sole officer and director, Glenn A. Little, agreed to convert the $20,000 note payable, as described in the preceding paragraph, into 20,000,000 shares of restricted, unregistered common stock.


NOTE G - INCOME TAXES

The components of income tax (benefit) expense for each of the three months ended March 31, 2006 and 2005 are as follows:

                                            Three months       Three months
                                                ended              ended
                                           March 31, 2006     March 31, 2005
     Federal:
       Current                                 $    --           $    --
       Deferred                                     --                --
                                               -------           -------
                                                    --                --
                                               -------           -------
     State:
       Current                                      --                --
       Deferred                                     --                --
                                               -------           -------
                                                    --                --
                                               -------           -------
       Total                                   $    --           $    --
                                               =======           =======

Concurrent with a 2006 change in control, the Company has a nominal operating loss carryforward for income tax purposes. The amount and availability of any future net operating loss carryforwards may be subject to limitations set forth by the Internal Revenue Code. Factors such as the number of shares ultimately issued within a three year look-back period; whether there is a deemed more than 50 percent change in control; the applicable long-term tax exempt bond rate; continuity of historical business; and subsequent income of the Company all enter into the annual computation of allowable annual utilization of the carryforwards.

                          VICTORY DIVIDE MINING COMPANY

NOTE G - INCOME TAXES  - CONTINUED

The Company's income tax expense (benefit) for each of the three month periods ended March 31, 2006 and 2005, respectively, differed from the statutory federal rate of 34 percent as follows:

                                                            Three months      Three months
                                                                ended             ended
                                                            March 31, 2006    March 31, 2005
                                                            --------------    --------------
Statutory rate applied to income before income taxes           $   (84)          $  (172)
Increase (decrease) in income taxes resulting from:
  State income taxes                                                --                --
  Other, including reserve for deferred tax asset
   and application of net operating loss carryforward               84               172
                                                               -------           -------
      Income tax expense                                       $    --           $    --
                                                               =======           =======

Temporary differences, consisting primarily of statutory deferrals of expenses for organizational costs and statutory differences in the depreciable lives for property and equipment, between the financial statement carrying amounts and tax bases of assets and liabilities give rise to deferred tax assets and liabilities as of March 31, 2006 and 2005, respectively, after taking the 2006 change in control into consideration:

                                            March 31, 2006       March 31, 2005
                                            --------------       --------------
Deferred tax assets
  Net operating loss carryforwards              $    --              $    --
  Less valuation allowance                           --                   --
                                                -------              -------

  Net Deferred Tax Asset                        $    --              $    --
                                                =======              =======

NOTE H - EQUITY TRANSACTIONS

On June 29, 2006, the Company filed Amended & Restated Articles of Incorporation in the State of Nevada which kept the Company's corporate name of Victory Divide Mining Company and modified the Company's capital structure to allow for the issuance of up to 100,000,000 shares of $0.001 par value common stock and up to 50,000,000 shares of $0.001 par value preferred stock. The effect of this change is reflected in the accompanying financial statements as of the first day of the first period presented.

NOTE I - SUBSEQUENT EVENT

On June 30, 2006, the Company and it's sole officer and director, Glenn A. Little, agreed to convert the $20,000 note payable, as described in a prior footnote, into 20,000,000 shares of restricted, unregistered common stock.

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                        (Signatures follow on next page)

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
                                    PART III

                                     ITEM 1
                                INDEX TO EXHIBITS

Exhibit Number                           Description
--------------                           -----------
    3i.1                   Restated Articles of Incorporation
    3ii.1                  By-Laws


                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              VICTORY DIVIDE MINING COMPANY


DATED: July 7, 2006           /s/ Glenn A. Little
                              --------------------------------------------------
                              Glenn A. Little President, Chief Executive Officer

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